SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras takes incentives off the Bolivian Gas

(Rio de Janeiro, August 19, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it is today communicating to its clients that it is substituting the existing price ceiling for Bolivian gas with a temporary discount system, which will result in an average increase in the final price (commodity plus transportation) of 13%, effective September 1st, 2005, followed by an additional 10%, effective November 1st, 2005. The contractual conditions of the Bolivian gas contract – without any discount – will be applied again in full as from January 1st 2006.

This decision was taken by Petrobras only after absorbing, since January 2003 (thirty two months), all the price increases under the gas purchase contract with Bolivian supplier YPFB, as part of its commercial strategy to stimulate the market served by the gas from Bolivia. The price of Bolivian gas is linked to a basket of oil products, the prices of which have suffered significant increases in recent months, resulting in higher prices under the contract with Bolivia.

The immediate impact on consumers of these price rises will depend on each individual link in the distribution chain (distributors, filling stations), on regulatory aspects specific to each concession, as well as on the weight of the cost of the gas itself in the final price charged by each segment.

The company has also informed to its clients that the prices of natural gas produced in Brazil, which have also remained unaltered for the past two years and eight months (since January, 2003), will be increased by 6,5% effective September 1st, 2005, followed by an additional 5%, effective November 1st, 2005

The price changes are the result of significant increases in the costs of exploration, production, acquisition and transportation of natural gas over these past 32 months and of the need to ensure the sustainability of Petrobras`s efforts to develop the market for this type of fuel, which is of fundamental importance to both the environment and to Brazil`s development as an industrial nation.

Petrobras reaffirms its commitment to the sustainable growth of the Brazilian natural gas market and believes that, despite these price increases, natural gas remains competitive with other fuels, even before taking into account the substantial advantages it offers in environmental and operational terms.

COMPETITIVENESS AND THE MARKET

Petrobras`s objective, by keeping the price of Brazilian-produced natural gas unaltered since January 2003, was to implement a commercial strategy that would guarantee that the product remained competitive and would generate increasing demand from market segments that, over the long term, would become the principal consumers, bringing both economic and environmental benefits to the country.

To meet the rising demand for natural gas, Petrobras has invested increasing amounts in expanding and developing existing reserves, discovering new reserves and increasing the supply of natural gas produced in Brazil.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.